December 18, 2015

VIA EDGAR

Mr. Robert F. Telewicz, Jr.

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Commodities

100 F Street, N.E.

Washington, D.C. 20549

RE:	Orchid Island Capital, Inc.

Form 10-K for the fiscal year ended December 31, 2014

Filed on February 24, 2015

File No. 1-35236

Dear Mr. Telewicz:

This letter is submitted in response to comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated December 8, 2015 with respect to the Form 10-K for the fiscal year ended December 31, 2014 (the “Form 10-K”) of Orchid Island Capital, Inc. (“Orchid” or the “Company”).

For your convenience, the Staff’s comment contained in your December 8, 2015 comment letter is reprinted below in italics, and is followed by the response of the Company.

Financial Statements

Note 1. Organization and Significant Accounting Policies

Mortgage-Backed Securities, page 76

1.	We note your disclosure that income on PT RMBS securities is based on the stated interest rate of the security and that premiums or discounts present at the date of purchase are not amortized. Please explain to us how you concluded this policy was appropriate. Cite any relevant accounting literature in your response.

RESPONSE: The Company respectfully submits that under the Financial Accounting Standards Board (the “FASB”) Accounting Standards Codification (“ASC”) Topic 825, Financial Instruments, the Company has elected the fair value option for all of its Agency RMBS, which are accounted for at fair value, similar to securities classified as trading. Topic 825 amended ASC Topic 835, Interest, to specify that amortization of premiums and discounts does not apply

3305 Flamingo Drive Vero Beach, Florida 32963 ● (772) 231-1400

to items for which the fair value option has been elected. ASC Topic 825 does not establish requirements for recognizing and measuring dividend income, interest income or interest expense, but requires that the reporting entity’s policy for such recognition should be disclosed, which is included Note 1 to the financial statements on page 76 of the Company’s Form 10-K.

The Company also respectfully calls to your attention that we previously addressed this issue in a comment dated June 24, 2011 related to our Registration Statement on Form S-11 (Registration No. 333-173890). A copy of our response to this comment letter is attached to this response as Exhibit 1. For discussion purposes, the Company sent the following email correspondence to the Staff on December 16, 2015, which included Exhibit 1 as an attachment to the email.

“Mr. Efron,

In July 2011 Orchid Island Capital, Inc., during its first IPO attempt, submitted the attached responses to a comment letter we received from the Securities and Exchange Commission. Please see our response to question number 7. This was filed several years ago and I just wanted to make you aware of it in the event you have not previously seen the question and response.

Thank you,

Hunter Haas”

*        *        *         *        *

The Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its Exchange Act periodic filings, that Staff comments or changes to disclosure in the Company’s filings in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions concerning these issues, you can reach the undersigned at (772) 231-1400.

Sincerely,

/s/ G. Hunter Haas, IV

G. Hunter Haas, IV

Chief Financial Officer, Chief Investment Officer and Secretary

cc:	Howard Efron, Staff Accountant

Robert E. Cauley, Chief Executive Officer

S. Gregory Cope, Hunton & Williams LLP

Exhibit 1

HUNTON & WILLIAMS LLP
RIVERFRONT PLAZA, EAST TOWER
951 EAST BYRD STREET
RICHMOND, VIRGINIA 23219-4074

TEL	804 ● 788 ● 8200
FAX	804 ● 788 ● 8218

July 11, 2011

VIA EDGAR

Mr. Michael McTiernan

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Orchid Island Capital, Inc.

Amendment No. 1 to Registration Statement on Form S-11

Filed on June 24, 2011

Registration No. 333-173890

Dear Mr. McTiernan:

As counsel to Orchid Island Capital, Inc., a Maryland corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Pre-Effective Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form S-11 (File No. 333-173890) (the “Registration Statement”), together with exhibits, and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated July 7, 2011.

For convenience of reference, each Staff comment contained in your July 7, 2011 comment letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.

We have provided to each of you, Ms. Jessica Barberich, Ms. Kristina Aberg, Mr. Eric McPhee and Ms. Rochelle Plesset a courtesy copy of this letter and two courtesy copies of Amendment No. 2 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to Amendment No. 1 to the Registration Statement filed with the Commission on June 24, 2011. The changes reflected in Amendment No. 2 have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement. All page references in responses are to pages of the blacklined version of Amendment No. 2. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

Mr. Michael McTiernan

July 11, 2011

General

1.	We note that your sponsor, Bimini Capital Management, has a substantially similar investment strategy and is managed by the same persons. We also note your disclosure that you recently acquired assets from Bimini. Please expand your summary section to more generally address the relationship between Bimini and Orchid, including why Bimini formed Orchid rather than expanding its own business, whether Bimini intends to raise additional equity capital in order to expand its portfolio of agency MBS, and whether the companies intend to continue to engage asset sales.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 13 and 109 of the prospectus.

2.	We note your response to comment two of our letter dated May 27, 2011. We have referred your analysis to the Division of Investment Management and they will contact you directly when they have completed their review. Please feel free to contact the Division of Investment Management staff member referenced below regarding their review.

RESPONSE: We contacted Ms. Rochelle Plesset in the Commission’s Division of Investment Management on July 7, 2011. Ms. Plesset transmitted her comments to the Company orally. In response to Ms. Plesset’s comments, the Company has revised the disclosure on pages 18, 45 and 90 of the prospectus.

3.	We note your response to comment 18. Please confirm that in future annual reports, or in proxy statements forward incorporated into such annual reports, you will specify the amount of reimbursement payments attributable to each of your executive officers.

RESPONSE: The Company hereby confirms that in future annual reports or proxy statements forward incorporated into such annual reports, it will specify the amount of reimbursement payment attributable to its Chief Financial Officer, who is the only executive officer whose compensation the Company reimburses.

Mr. Michael McTiernan

July 11, 2011

Prospectus Summary, page 1

About Bimini, page 14

4.	Please revise the introduction to more clearly describe the data included in the table. Clarify that the return on invested capital measure is net of the cost of repurchase agreement financing, but excludes the impact of other financing costs. Furthermore, expand your discussion below the table regarding the exclusion of the effects of interest due on Bimini’s junior subordinated debt to discuss the reason for excluding these financing costs while including repurchase agreement costs. Lastly, in footnote (1), clarify that (A) represents net interest income before interest on junior subordinated notes consistent with the title presented in Bimini’s SEC filings.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 14, 15, 77 and 78 of the prospectus.

Dilution, page 56

5.	If the warrants to be privately placed will have an exercise price below the IPO offering price, please revise the dilution section accordingly.

RESPONSE: The Company respectfully submits that the warrants to be privately placed will not have an exercise price below the IPO offering price.

Mr. Michael McTiernan

July 11, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 60

Critical Accounting Policies, page 65

Mortgage-Backed Securities, page 65

6.	Please further expand your disclosure to discuss the number of quotes and/or prices you generally obtain for each instrument. Also, discuss the extent to which you are unable to use the data from the pricing service and broker-dealers due to inconsistency. Furthermore, discuss in greater detail how you determine the third price that you ultimately use in those situations.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 66 of the prospectus.

Income Recognition, page 71

7.	Tell us your basis in GAAP for not amortizing any premium or discount associated with the purchase of Agency RMBS.

RESPONSE: The Company respectfully submits that under the Financial Accounting Standards Board (the “FASB”) Accounting Standards Codification (“ASC”) Topic 825, Financial Instruments, the Company has elected the fair value option for all of its Agency RMBS, which is disclosed on page 67 of the prospectus. Topic 825 amended ASC Topic 835, Interest, to specify that amortization of premiums and discounts does not apply to items for which the fair value option has been elected. ASC Topic 825 does not establish requirements for recognizing and measuring dividend income, interest income or interest expense, but requires that the reporting entity’s policy for such recognition should be disclosed, which is included on page 67 of the prospectus.

Our Financing Strategy, page 85

8.	Please also disclose the average amount of repurchase transactions outstanding during the quarter. To the extent there are significant variations between the average level of these transactions and the amounts outstanding at quarter end, please explain why.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 8, 69 and 86 of the prospectus. The Company supplementally advises the Staff that the Company did not experience significant variations between the average level of these transactions and the amounts outstanding at the end of the first quarter of 2011. As a result, the Company has not added this requested disclosure.

Mr. Michael McTiernan

July 11, 2011

Certain Relationships and Related Transactions

Purchases of Agency RMBS from Bimini, page 107

9.	It appears that Bimini may have incurred transaction costs related to the purchase of certain Agency RMBS on your behalf. Please clarify and tell us how you determined the appropriate accounting treatment for these transaction costs.

RESPONSE: The Company respectfully submits that neither Bimini nor the Company incurred transactions costs in connection with the Company’s purchase of certain Agency RMBS from Bimini and does not incur any transaction costs with the purchase and sale of Agency RMBS to and from third parties. The Company has revised the disclosure on page 109 of the prospectus accordingly.

Underwriting, page 148

10.	Please include additional detail regarding the timing of the deferred underwriter payments.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 150 of the prospectus.

Mr. Michael McTiernan

July 11, 2011

Part II

11.	We note your response to comment 15. Please provide a more detailed analysis as to whether you will be substantially dependent on the repurchase agreement as of the effective date of the registration statement. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

RESPONSE: The Company respectfully submits that although it will be entering into repurchase agreements in the ordinary course of its business, the Company is substantially dependent on repurchase agreements, a form of which was filed as an exhibit to Amendment No. 1. Companies that invest in mortgage-backed securities typically must leverage their capital in order to generate attractive returns for their investors. In utilizing leverage, companies typically are unable to finance their assets with term financing on financially advantageous terms and thus typically employ only short-term repurchase agreement financing to finance their assets due to the lower interest rates that companies pay for these financings. Therefore, the Company is substantially dependent on repurchase agreements because repurchase agreement financing represents the primary form of debt financing that the Company has available to it on attractive terms.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 804-788-8388.

Very truly yours, /s/ S. Gregory Cope, Esq. S. Gregory Cope, Esq.

cc:	Robert E. Cauley

G. Hunter Haas, IV

Bonnie A. Barsamian, Esq.